LEADEAD INVESTOR

LONGEVITY TECH.FUND

Petr Sramek

We are delighted to serve as the lead investor for Gerostate Alpha in their current campaign on Wefunder. We are very invested in this space and think developing therapies for aging has tremendous potential to improve health care on a global level. We've invested in a number of companies with longevity as their focus, and we are super excited to be adding Gerostate Alpha to our portfolio. They've got an incredible platform for discovering new candidates tackling aging and age-related disease, and the founding team is one of the strongest we've seen. I look forward to seeing what they will develop in the near future. Petr Sramek, Managing Partner

Invested $5,000 this round & $200,000 previously